23002455

[illegible], D.C. 20549

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SEC Mail Processing
FEB 22 2023
Washington, DC

# ANNUAL REPORTS
# FORM X-17A-5

| SEC FILE NUMBER |
|---|
| 8-42013 |

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GW & Wade Asset Management Co., LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

93 Worcester St
(No. and Street)

| Wellesley | MA | 02481-3609 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Paul Natale | 781-239-1188 | pnatale@gwwade.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Wolf & Company, P.C.
(Name – if individual, state last, first, and middle name)

| 255 State St | Boston | MA | 02109 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/14/2003 | 392 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**OATH OR AFFIRMATION**

I, Timothy Pinch, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GW & Wade Asset Management Co., LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Principal

[signature]
Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☒ (z) Other: A copy of the Securities Investor Protection Corporation Supplemental Report

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GW & WADE ASSET MANAGEMENT COMPANY, LLC
(A LIMITED LIABILITY COMPANY)

YEAR ENDED DECEMBER 31, 2022

TABLE OF CONTENTS

WOLF
& COMPANY, P.C.

# Report of Independent Registered Public Accounting Firm

To the Member of GW & Wade Asset Management Company, LLC:

***Opinion on the Financial Statements***

We have audited the accompanying statement of financial condition of GW & Wade Asset Management Company, LLC (the "Company") as of December 31, 2022, and the related statements of losses and changes in member's equity and cash flows for the year then ended, and the related notes (collectively, referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

***Basis for Opinion***

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall

presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

***Supplemental Information***

The Computation of Net Capital Pursuant to Rule 15c3-1 ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2021.

Wolf & Company, P.C.

Boston, Massachusetts
January 24, 2023

GW & WADE ASSET MANAGEMENT COMPANY, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION – DECEMBER 31, 2022

ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 1,749,307 |
| Deposit with clearing broker-dealer | | 58,106 |
| Commissions receivable | | 187,044 |
| Due from Affiliate | | 78,388 |
| Prepaid expenses | | 63,706 |
| | $ | 2,136,551 |

LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable | $ | 1,660 |
| Payable to clearing broker-dealer | | 17,100 |
| | | 18,760 |
| Member's equity | | 2,117,791 |
| | $ | 2,136,551 |

See notes to financial statements.

GW & WADE ASSET MANAGEMENT COMPANY, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF LOSS

YEAR ENDED DECEMBER 31, 2022

| | | |
|---|---|---|
| Revenues: | | |
| Commissions | $ | 2,339,431 |
| Dividends | | 479 |
| | | 2,339,910 |
| Expenses: | | |
| Clearing and execution expenses | | 660,300 |
| Administrative fee, Affiliate | | 1,632,000 |
| Management fee, Affiliate | | 250,000 |
| Regulatory fees | | 74,327 |
| Interest expense | | 48,725 |
| Other operating expenses | | 156,282 |
| | | 2,821,634 |
| Net loss | $ | (481,724) |

See notes to financial statements.

GW & WADE ASSET MANAGEMENT COMPANY, LLC
(A LIMITED LIABILITY COMPANY)

# STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2022

| | |
|---|---|
| Balance, beginning of year | $ 2,599,515 |
| Net loss | (481,724) |
| Balance, end of year | $ 2,117,791 |

See notes to financial statements.

GW & WADE ASSET MANAGEMENT COMPANY, LLC
(A LIMITED LIABILITY COMPANY)

# STATEMENT OF CASH FLOWS

## YEAR ENDED DECEMBER 31, 2022

| | |
|---|---|
| Cash flows from operating activities: | |
| Net loss | $ (481,724) |
| Adjustments to reconcile net loss to net cash used by operating activities: | |
| (Increase) decrease in: | |
| Commissions receivable | 135,989 |
| Due from Affiliate | (17,613) |
| Prepaid expenses | (971) |
| Increase (decrease) in: | |
| Accounts payable | (549) |
| Payable to clearing broker-dealer | 2,625 |
| Net cash used by operating activities | (362,243) |
| Net decrease in cash and cash equivalents | (362,243) |
| Cash and cash equivalents and restricted cash, beginning of year | 2,169,656 |
| Cash and cash equivalents and restricted cash, end of year | $ 1,807,413 |

The following table presents a reconciliation of cash and cash equivalents and restricted cash reported within the statement of financial condition that sum to the total of the same such amounts shown in the statement of cash flows:

| | |
|---|---|
| Cash and cash equivalents | $ 1,749,307 |
| Deposit with clearing broker-dealer | 58,106 |
| | $ 1,807,413 |

The deposit with the clearing broker-dealer is required to be maintained under a fully disclosed clearing agreement.

See notes to financial statements.

1. Organization and summary of significant accounting policies:

GW & Wade Asset Management Company, LLC (a Limited Liability Company) (the Company) is a wholly-owned subsidiary of Focus Operating, LLC (the Member), which is a subsidiary of Focus Financial Partners, LLC (Focus), which is a subsidiary of Focus Financial Partners, Inc.

The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides brokerage services to customers of an affiliated company, GW & Wade, LLC (also a subsidiary of the Member), operating as an investment advisory company registered with the SEC and various state securities and other agencies providing financial advisory services to affluent individuals and their families residing throughout the United States (principally in Massachusetts).

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

In December 2019, the Company submitted a letter to FINRA for a Materiality Consultation in connection with its intention to wind down its operations and to file a Form BDW to withdraw its registration as a broker-deal. The Member sought FINRA's response prior to approving a plan to wind down the Company's operations. In January 2020, the Company received a response from FINRA's Membership Application Program Group indicating that the proposed change does not appear to constitute a material change in business operations that would require the Firm to file an application with FINRA pursuant to Rule 1017. In January 2020, the Company made the determination to wind down its revenue generating activities. As of the date the accompanying financial statements were issued, the Member has not approved a plan of liquidation of the Company.

In connection with the planned wind down, GW & Wade, LLC has entered into an arrangement with a broker-dealer other than the Company to obtain brokerage and custodian services for clients of the Company.

1. Organization and summary of significant accounting policies (continued):

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates included in the accompanying financial statements relate to commissions receivable and the resulting management fee expense.

Fair value measurements:

Accounting guidance pertaining to fair value measurements provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described as follows:

Level 1: Quoted market prices in active markets for identical assets or liabilities
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data
Level 3: Unobservable inputs that are not corroborated by market data

Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2022, the Company had $26,810 of cash equivalents, consisting of money market mutual funds, which are not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency. At December 31, 2022, the Company had cash deposits of $1,471,921 in excess of the FDIC insurance limit of $250,000.

1. Organization and summary of significant accounting policies (continued):

Credit losses:

Accounting guidance for certain financial assets measured at amortized cost requires a current expected credit loss (CECL) methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. CECL replaced the loss model previously applicable to certain financial assets measured at amortized cost.

The Company's financial assets consist of commissions receivable and amounts due from Affiliate. Commissions receivable includes receivables from the clearing broker-dealer for commissions on trading activities and selling and distribution commissions and from mutual funds or their selling agents and others for selling and distribution commissions. Due from Affiliate includes expenses subject to an expense sharing arrangement with GW & Wade, LLC (the Affiliate) and 12B-1 credits paid by the Company to the Affiliate's advisory clients on behalf of the Affiliate. The Company recognizes an allowance for credit losses to present the net amount expected to be collected. Assets are written off when the Company deems the amount uncollectible. Write-offs are recognized as a deduction from the allowance for credit losses. The Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of its financial assets and immaterial historic and expected losses.

Securities transactions:

The Company buys and sells securities for customers of GW & Wade, LLC by introducing transactions for execution, clearance, and settlement to another broker-dealer on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing by the clearing broker-dealer of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's policy is ordinarily not to execute security transactions unless the customer is able to fulfill its contracted obligations.

1. Organization and summary of significant accounting policies (continued):

Significant estimates:

The Company's analysis of the timing of revenue recognition for each revenue stream is based upon an analysis of current contract terms. Performance obligations could, however, change from time to time if and when the Company's existing contracts are modified or the Company enters into new contracts. These changes could potentially affect the timing of satisfaction of performance obligations, the determination of the transaction price, and the allocation of the price to performance obligations.

Brokerage commissions:

The Company buys and sells securities on behalf of its customers by introducing transactions for execution, clearance, and settlement to another broker-dealer on a fully-disclosed basis. The Company charges a commission for certain buy or sell transactions entered into by a customer. Commissions and related clearing expenses are recorded at a point in time on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing for the transaction is agreed upon, and the risks and rewards of ownership of the securities have been transferred to/from the customer. Commission revenues are paid to the Company on settlement date, generally two days after trade date; therefore, a receivable is recognized as of the trade date.

Selling and distribution commissions:

The Company has entered into contracts with mutual funds or their selling agents and others under which the Company receives selling and distribution commissions resulting from the sale of certain investment products to its customers, including the sale of certain classes of mutual fund shares and variable annuities. The Company has also entered into a contract with its clearing broker-dealer under which the Company receives a share of selling and distribution fees received by the clearing broker-dealer under contracts entered into by the clearing broker-dealer with mutual funds and/or their selling agents.

Selling and distribution commissions which are paid up front based on a fixed percentage of the share price, the price of the investment product sold, or the value of specified transactions and are recognized at a point in time on the trade or sale date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing for the transaction is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer. A receivable is recognized if the commission is paid to the Company on a date subsequent to the trade date.

1. Organization and summary of significant accounting policies (continued):

Selling and distribution commissions (continued):

Under contracts entered into with mutual funds or their selling agents and others, the Company also receives selling and distribution commissions that are paid over time based on a fixed percentage of the average daily balance of the customer's investment in a fund (12b-1 fees). The Company also has entered into a contract with its clearing broker-dealer under which the Company receives a share of 12b-1 fees received by the clearing broker-dealer under contracts entered into by the clearing broker-dealer. To earn these fees, the Company performs services such as responding to phone inquiries, maintaining records, and providing information to distributors and shareholders. The Company believes the performance obligation is satisfied over time and recognizes revenue associated with 12b-1 fees over the period to which such fees relate. Certain 12b-1 fees are paid to the Company in arrears; therefore, a receivable is recognized for the amount received subsequent to the period to which such fees relate.

Income taxes:

The Company is a limited liability company and files consolidated tax returns with the Member. The Member has elected to be treated as a partnership for federal and state income tax reporting purposes. Accordingly, no income tax liability or asset has been recorded in the accompanying financial statements since the Member will include the Company's income or loss, whether or not distributed, in its income tax returns.

Liability of the Member:

The Member is not liable for obligations or liabilities of the Company, except to the extent provided for in the Delaware Limited Liability Company Act.

2. Related party transactions:

The Company maintains an expense-sharing arrangement with the Affiliate under which the Company is required to reimburse the Affiliate for its allocable share of expenses, including management fees payable under a contractual arrangement entered into by the Affiliate and Focus, as determined by the Affiliate. The management fee allocable to the Company under the expense sharing agreement will not exceed $250,000. For the year ended December 31, 2022, the Affiliate allocated to the Company $1,882,000 of expenses, including management fees. Such amounts are reported as management fee, Affiliate and administrative fee, Affiliate in the accompanying statement of income. Amounts allocated by the Affiliate and charged to the Company as an administrative fee principally relate to employee compensation and benefits and occupancy costs, and have not been classified in the accompanying statement of income based on their natural classification. At December 31, 2022, the Company owes the Affiliate $10,075 under this arrangement. The amount is noninterest bearing and does not have specified repayment terms.

Under agreements between the Affiliate and its advisory clients, the Affiliate has agreed to offset the 12b-1 fees received by the Company against the advisory fee that the Affiliate receives from its advisory client. The 12b-1 fees to be credited to the Affiliate's advisory clients are automatically credited to the Affiliate's advisory clients by the Company's clearing broker-dealer and reduces the amount the clearing broker-dealer pays to the Company. Each month the Affiliate reimburses the Company for the amount of the 12b-1 fees earned by the Company that were credited by the clearing broker-dealer to the Affiliate's advisory clients. At December 31, 2022, the Affiliate owes the Company $88,463 under this arrangement and the amount is noninterest bearing and is required to be paid monthly under the agreement between the Affiliate and the Company. The net amount due from affiliate of $78,388 is reported on the Statement of Financial Condition.

3. Regulatory requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides for limitation on withdrawal of equity capital if, after the distribution net capital falls below certain levels. At December 31, 2022, the Company had net capital of $1,795,491, which was $1,545,491 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .01 to 1.

The Company is also subject to other rules and regulations of the SEC, as well as rules and regulations of FINRA and the various state securities and other agencies in the states in which it is licensed to conduct business. Compliance with such laws and regulations is subject to possible government review and interpretation.

4. Revenue from contracts with customers:

Commissions revenue recognized in the statement of income is considered to be revenue from contracts with customers. For the year ended December 31, 2022, the disaggregation of revenue is as follows:

| | |
|---|---|
| Brokerage commissions | $448,587 |
| Rule 12b-1 fees | 1,890,844 |
| Total revenues | $2,339,431 |

GW & WADE ASSET MANAGEMENT COMPANY, LLC
(A LIMITED LIABILITY COMPANY)

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2022

| | |
|---|---|
| Net capital: | |
| Total member's equity and total qualified for net capital | $ 2,117,791 |
| Deductions and/or charges: | |
| Non-allowable assets: | |
| Commissions receivable under Rule 12b-1 | 179,637 |
| Due from Affiliate | 78,388 |
| Prepaid expenses | 63,706 |
| Total deductions and/or charges | 321,731 |
| Net capital before haircuts on securities positions | 1,796,060 |
| Haircuts on securities, money market accounts | 569 |
| Net capital | $ 1,795,491 |
| Aggregate indebtedness: | |
| Accounts payable | $ 1,660 |
| Payable to clearing broker-dealer | 17,100 |
| Total aggregate indebtedness | $ 18,760 |
| Minimum net capital required (greater of $250,000 or 6.67% of aggregate indebtedness) | $ 250,000 |
| Net capital in excess of minimum requirement | $ 1,545,491 |
| Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital | $ 1,495,491 |
| Ratio, aggregate indebtedness to net capital | 0.01 to 1 |

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5, as of December 31, 2022.

See report of independent registered public accounting firm.

GW & WADE ASSET MANAGEMENT COMPANY, LLC
(A LIMITED LIABILITY COMPANY)

SCHEDULE II

STATEMENT OF EXEMPT STATUS

DECEMBER 31, 2022

GW & Wade Asset Management Company, LLC (a Limited Liability Company) (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is an introducing broker-dealer and operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Act. The Company clears all transactions on behalf of a customer on a fully disclosed basis with a clearing broker-dealer, promptly transmits all customer funds and securities to the clearing broker-dealer, and the clearing broker-dealer carries all of the accounts of customers and maintains and preserves all related books and records. The Company is thereby exempt from the requirement for a computation for determination of reserve requirements pursuant to Rule 15c3-3. In addition, it is exempt from reporting information relating to the possession or control requirements under Rule 15c3-3.

See report of independent registered public accounting firm.

GW & WADE ASSET MANAGEMENT COMPANY, LLC

Exemption Report

GW & Wade Asset Management Company, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

GW & WADE ASSET MANAGEMENT COMPANY, LLC

I, Timothy Pinch, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Principal

Date: January 24, 2023

WOLF
& COMPANY, P.C.

# Report of Independent Registered Public Accounting Firm

To the Member of GW Wade & Asset Management Company, LLC.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) GW Wade & Asset Management Company, LLC (the "Company") claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R §240.15c3-3(k):(2)(ii) and (b) the Company stated that it met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(ii) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, includes inquiries and other review procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wolf & Company, P.C.

Boston, Massachusetts
January 24, 2023